EXHIBIT 99.19
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FOR:     VIKING ENERGY ROYALTY TRUST

TSX SYMBOL:  VKR.UN

MAY 29, 2003 - 09:01 ET

Viking Energy Royalty Trust Announces Closing of
Financing

CALGARY, ALBERTA--(VKR.UN) Viking Energy Royalty Trust (the "Trust") announced today the closing of the issue of 8,000,000 Trust Units ("Trust Units") at a price of $6.30 per Trust Unit for net proceeds of approximately $47.8 million pursuant to the Trust's previously announced public offering. The Trust Units were offered to the public through a syndicate of underwriters, which was led by Scotia Capital Inc. and included CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and TD Securities Inc.

Net proceeds from the issue will be used to repay outstanding indebtedness incurred through a $24 million acquisition of oil and gas properties completed on May 15th, and to fund the Trust's capital expenditure program.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The Trust Units offered will not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distribution of the cash flow from the income. The Trust currently has 88,598,576 Units outstanding, which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3-million principal amount of 10.5-per-cent convertible unsecured subordinated debentures, which trade under the symbol "VKR.DB".

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FOR FURTHER INFORMATION PLEASE CONTACT:
Viking Energy Royalty Trust

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A. Kirk Purdy
President and CEO
(403) 268-3175 or Toll Free: 1-877-292-2527
or
Viking Energy Royalty Trust
Wayne King
Executive Vice-President and CFO
(403) 268-3175 or Toll Free: 1-877-292-2527
or
Viking Energy Royalty Trust
Diane Phillips
Investor Relations
(403) 268-3175 or Toll Free: 1-877-292-2527
Email: vikingin@viking-roy.com
Website: www.vikingenergy.com